

DIVISION OF
CORPORATION FINANCE

May 4, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

> **Re:** **IMH Financial Corporation**
> **IMH Secured Loan Fund, LLC**
> **Amendment No. 7 to Registration Statement on Form S-4**
> **Filed April 27, 2010**
> **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 7 to Registration Statement on Form S-4

General

1. Please tell us when you intend to file a legality opinion and executed versions of the fairness opinion, the tax opinion and the agreement and plan of conversion and contribution.

2. Please file written consents of Sutter Securities and ValueScope as exhibits to the registration statement. Refer to Securities Act Rule 436.

Summary, page 20

Termination of Selling Agreements, page 27

3.   We note your response to comment 7 in our letter dated April 16, 2010. Please revise your disclosure to include the information in your response letter. In particular, please discuss the revised selling agreements and the basis for the determination to issue 200,000 warrants.

4.   Please tell us, with a view towards revised disclosure, why you have chosen to issue a number of warrants that approximate $1 million in value. Please discuss whether that amount represents the Manager's estimate of the present value of future payments to be made under the selling agreements, if it was simply derived from the amount forgone by the broker-dealers at the time you executed the revised selling agreements or otherwise. We note, in that regard, your response to comment 6 in our letter dated April 16, 2010 in which you state that the Manager concluded that the probability of paying the selling agreements liability is remote. We also note that it does not appear that the revised selling agreements contemplated the issuance of warrants in exchange for the amounts foregone by the broker-dealers.

5.   We note your response to comment 8 in our letter dated April 16, 2010. We also note that you have filed a form of the selling agreement and a form of the amendment thereto. Please file an executed version of one of the selling agreements and the same for the amendment thereto. Please also file a schedule with each of these exhibits identifying the omitted agreements, including the identity of the parties thereto. Refer to Instruction 2 to Item 601 of Regulation S-K.

6.   Please revise to state why the termination of the selling agreements in exchange for warrants of IMH Financial Corporation creates a conflict of interest.

Unaudited Pro Forma Condensed Combined Financial Information, page 143

7.   Please address the following regarding your response to our previous comment 6 in our letter dated April 16, 2010 regarding the commission payable liabilities due to broker-dealers as well as the related warrants:

        a. We note your statement on page 27 that "In connection with the Conversion Transactions, IMH Financial Corporation expects to issue in private transactions five year warrants with an exercise price equal to the per-share price of IMH Financial Corporation common stock offered in an initial public offering, or, if no initial public offering is consummated, the closing trading price of IMH Financial Corporation common stock on the first day the stock is listed on a national securities exchange, which will become exercisable on the one year anniversary of the consummation of an initial public offering or listing of IMH Financial Corporation common stock on a national securities exchange, for up to an aggregate of 200,000 shares of common stock, or the broker-dealer shares, in exchange for termination of selling agreements with broker-dealers who assisted the Manager in raising equity capital for the Fund and in lieu of paying the broker-dealers a portion of the late fees, penalties or net proceeds received by the Manager pursuant to the Fund's operating agreement from the sale of foreclosed or related assets of the Fund." Since you state that you expect to issue these warrants in connection with the Conversion Transactions and as a result of the related termination of the Selling Agreements, tell us in more detail how you determined that the issuance of the warrants was not "directly attributable" to the Conversion Transactions and "factually supportable" pursuant to Article 11-02(b)(6) of Regulation S-X. Please revise your pro forma presentation accordingly.

b. Specifically, you indicate that you expect to issue these warrants to the broker-dealers even in the absence of an existing liability under the current arrangements. Tell us the extent to which you believe you have an implicit obligation to compensate the broker-dealers for their previous activity on your behalf, and tell us how you considered any implicit obligation in preparing your pro forma adjustments under Article 11.

c. To the extent that you are able to support that the issuance of the warrants is not "directly attributable" to the Conversion Transactions, please revise the narrative introductory disclosure to your pro forma information to discuss the contingent "trail" commission payable liabilities due to broker-dealers you referred to in both your response to our previous comment 6 and as disclosed in Note 5 of the Manager's financial statements as well as the expected issuance of the warrants as compensation for the termination of the Selling Agreements. In your revised pro forma disclosure, please clarify that the amounts are not reflected in the historical financial statements and are not given pro forma effect and briefly disclose the reason(s) why not.

Management's Discussion and Analysis of IMH Secured Loan Fund LLC

Selection of Single Best Estimate of Value for Loan Portfolio, page 201

8. We note your response to previous comment 3.b of our letter dated April 23, 2010. Related to the second bullet of that comment, please revise your disclosure to more clearly state that the third-party offers used to determine the fair value of some of the 14 loans referred to on page 202 were significantly in excess of (i.e.,

sometimes more than two or three times) the valuation ranges obtained from Cushman & Wakefield.

Real Estate Owned Asset Valuation, page 205

9.   We note your response to previous comment 3.a of our letter dated April 23, 2010, including your revised disclosures on page 206. Related to the second bullet of that comment, please revise your disclosure to more clearly address the fact that there is significant development yet to be performed on the assets in order to achieve the undiscounted cash flows assumed in the projections used. Even though you may not be contractually obligated to provide funding for certain development of many properties, we believe disclosure of this possible funding obligation provides added transparency in understanding the development necessary to achieve the valuations used in your impairment testing.

Comparison of Rights of Holders of IMH Secured Loan Fund…, page 271

Appraisal Rights, page 283

10.   Please revise your disclosure on page 287 to clarify, if true, that the estimated value of the equity being received by the Manager of approximately $17 million is derived from the net asset value of the Fund as of December 31, 2009.

11.   It appears that your conclusion that there will be no "significant adverse change" in "Manager compensation" is based in part on the expectation that the Manager would have continued to generate net earnings but for the elimination of the Manager in the Conversion Transactions. If so, please revise your disclosure to state this expectation and why you believe this expectation is reasonable, particularly given the financial condition and recent results of operations of the Fund and the Manager. Please also address whether a negative deviation from this expectation would have an impact on your "Manager compensation" analysis.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202)

551-3469 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)